Pharma Two B Ltd.

12 Shaul Hamelech St.,

Kiryat Ono, 5565420,

Israel

+972-54-550-0804

December 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pharma Two B Ltd.
Request to Withdraw Registration Statement on Form F-4
File No. 333-281923

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pharma Two B Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-4, File Number 333-281923, together with all amendments and exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Registration Statement was originally filed on September 4, 2024 and was amended on October 15, 2024, November 1, 2024 and November 7, 2024.

The Company has determined to withdraw the Registration Statement and not to pursue the transaction contemplated in the Registration Statement at this time. No securities have been sold or issued under the Registration Statement.

We request that the Commission grant this application for the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.  It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you are in need of additional information, please feel free to contact Matthew Rudolph, Adv. of Meitar | Law Offices at +972 (3) 610-3100.

Very Truly Yours,

PHARMA TWO B LTD.

By:	/s/ Dan Teleman
Name:	Dan Teleman
Title:	Chief Executive Officer

cc:	Matthew Rudolph, Adv.
Meitar | Law Offices